__________________________

STOP JAMES ANDERSON FROM TAKING CONTROL OF YOUR COMPANY WITHOUT PAYING FOR YOUR SHARES! __________________________ PROTECT YOUR INVESTMENT __________________________ VOTE YOUR WHITE PROXY TODAY!

CALL KINGSDALE SHAREHOLDER SERVICES INC. FOR THE TRUE STORY AT
1-866-581-1024

DON'T LET JAMES ANDERSON MISLEAD YOU YOUR VOTE IS IMPORTANT PLEASE EXERCISE YOUR VOTE USING THE ENCLOSED WHITE PROXY - TODAY

June 13, 2008

Dear Genco Shareholder,

By now you may have received proxy materials from a dissident shareholder named James R. Anderson (the "Dissident"), who is seeking to replace three of the seven current members of your board of directors (the "Board"). His goal is to ultimately gain control of Genco Resources Ltd. ("Genco") through the appointment of himself and two hand-picked associates to the Board. Your Board is extremely concerned that the Dissident's circular contains erroneous information and is grossly misleading. The tone and content of the Dissident circular confirms our belief that the Dissident's only objective is to seize control of Genco without paying for your shares. Given the success of Genco's corporate strategy, which is currently being implemented, your Board understands why the Dissident would wish to seize control of Genco. Your Board is vigorously opposing the Dissident's attempt to dominate and disrupt the Board, and has received broad-based support for our strategy and opposition to the Dissident's attempts from a significant number of shareholders. However, we need your support to ensure that the Dissident's attempt to hijack control is defeated at the June 26 annual general meeting. Regardless of the number of shares you own, you must vote in order to protect your investment.

GENCO'S ACHIEVEMENTS OVER THE YEARS

Operating Achievements

Under the direction of its current directors and officers, Genco has achieved many important milestones and is working diligently towards successfully unlocking the full potential of its assets in the Temascaltepec Mining District, including through operating the La Guitarra silver-gold mine. The current Board is committed to unlocking the full potential of these mining interests to create shareholder value through resource growth and significantly increased production. The Dissident does not have the operating experience or track-record to develop Genco's mining projects – he is an American lawyer and oil and gas speculator. These are value enhancing initiatives and the Dissident is seeking to deprive you from gaining the benefits of these initiatives.

The Dissident circular contains a number of unsupported allegations and misleading statements. Such statements are rife with misinformation and are intended to persuade you to willingly support the Dissident under the false premise of protecting shareholder value. More importantly, the Dissident conveniently overlooks the significant achievements attained by your Board and management, since acquiring the La Guitarra mine in 2003. In this regard, we have:

  increased the proven and probable mineral reserves of equivalent silver from 1,627,145 to 6,532,000 ounces and the inferred mineral resource from 44,663,784 to 143,290,000 ounces (see our news release of May 17, 2007);

  successfully delineated a measured and indicated resource of 4,213,000 ounces of silver equivalent;

PROTECT YOUR INVESTMENT
Vote ONLY the WHITE proxy, disregard any materials received from the Dissident
Call Kingsdale Shareholder Services for the true story at 1-866-581-1024 acquired 32,457 hectares of additional mining concessions, resulting in our holdings encompassing the whole of the Temascaltepec Mining District;

  strengthened and assembled the management team at La Guitarra through the addition of experienced geologists and engineers with significant experience in moving projects from exploration through development and ultimately to production;

  completed over 63,723 metres of diamond drilling to extend the deposit and increase our classified reserves and resources;

  commissioned a Feasibility Study for La Guitarra, with the final report expected in the third quarter of 2008;

  successfully listed the common shares of Genco on the Toronto Stock Exchange, Canada's senior financial market, facilitating greater access to the capital markets and institutional investors;

  completed a $25,000,000 private placement in 2007; and

  since August 3, 2003, we raised in aggregate more than $45.6 million in equity.

Genco's achievements have been reflected in its share price. A $100 investment made in Genco's shares on December 31, 2002 would have appreciated to $1,900 by the end of our last fiscal year. That translates to a 1,900% growth of shareholder value. The same investment in the Standards & Poors – TSX Composite Index would be worth only $209.13 at the end of that period. The following graph provides a comparison of the yearly percentage change in Genco's cumulative shareholder return on its common shares with the cumulative total shareholder return of the Standards & Poors – TSX Composite Index (assuming reinvestment of dividends) during the periods indicated.

PROTECT YOUR INVESTMENT
Vote ONLY the WHITE proxy, disregard any materials received from the Dissident
Call Kingsdale Shareholder Services for the true story at 1-866-581-1024

Company's Share Price	December 31st
	2002	2003	2004	2005	2006	2007
	$ 100 ($ 0.20)	$ 650.00 ($ 1.30)	$ 420.00 ($ 0.84)	$ 760.00 ($ 1.52)	$ 1,315.00 ($ 2.63)	$ 1,900.00 ($ 3.80)
S&P-TSX Index	$ 100 (6,614.54)	$ 124.29 (8,220.89)	$ 139.79 (9,246.65)	$ 170.42 (11,272.26)	$ 195.15 (12,908.39)	$ 209.13 (13,833.06)

Note: The amounts shown in parentheses are Genco's closing share price and the value of such index, respectively, on the dates indicated.

Experienced Team

Genco's current management and board have valuable mining and public company experience. We have assembled a team of directors and officers that have over 100 years of combined mining experience.

The Dissident proposes to replace Messrs. Smith, Blankstein and Gardner with himself, and two hand-picked associates, Charles Schroeder and Lyle Weismantel. The Dissident's nominees have no discernable experience in running a publicly traded mining company. Nor do their resumes reflect the skills necessary to develop Genco's silver properties in Mexico. The Dissident and his hand-picked nominees, all of whom reside in the United States, have no experience as board members of Canadian publicly-traded companies, nor with companies listed on the Toronto Stock Exchange, except for the Dissident's brief stint as a director of Genco. On the other hand, Messrs. Smith, Blankstein and Gardner have extensive backgrounds in the mineral and finance sectors. Mr. Smith has served as Minister of Energy and Mines, Education Minister and Attorney General for the Province of British Columbia, as well as Chairman of BC Hydro and Chairman of Canadian National Railways. Mr. Blankstein is a venture capitalist, who has raised well in excess of a billion dollars for numerous companies, many of which he helped build into successful enterprises. He has served as a director of approximately 15 public companies in Canada, the United States and Europe. Mr. Gardner has served as a board member for approximately 10 publicly traded mining companies in Canada and the United States and was instrumental in the acquisition of Genco's La Guitarra mine.

Greg Liller, who has led the development of La Guitarra as President of Genco, has expressed to the Board that he intends to resign if the Dissident is successful. In earlier correspondence pre-dating the Dissident's resignation from the Board, Mr. Liller lamented that "it would appear that my attempts to explain the concept of proper mine development to Mr. Anderson have fallen on deaf ears." There can be no assurances that the rest of management will not follow suit if the Dissident is allowed to seize control of Genco.

GENCO'S STRATEGY IS WORKING

Your Board and management believes in Genco's current strategy, as described in its 2007 Annual Report. That strategy is working and investors are beginning to understand it.

Genco has outperformed its most comparable peer groups on a total return basis. Since June 6, 2005, Genco has delivered a total return in excess of the average for comparable junior silver mining companies as well as the average for the TSX Global Mining Index. The comparables used in the Dissident circular were not similar to Genco in stage of development or revenue, and their inclusion is another example of the Dissident's attempt to mislead you in order to obtain your vote. Nevertheless, Genco has outperformed the Dissident's peer group comparables in terms of share price over a three year period as illustrated in the following chart:

PROTECT YOUR INVESTMENT
Vote ONLY the WHITE proxy, disregard any materials received from the Dissident
Call Kingsdale Shareholder Services for the true story at 1-866-581-1024

	Jun 6/05	Dec 6/05	Jun 6/06	Dec 6/06	Jun 6/07	Dec 6/07	Jun 6/08
AGI[1]	3.60	5.45	8.12	10.35	6.28	5.33	6.52
GAM[2]	7.70	10.64	12.65	18.27	14.38	7.74	9.91
WDO[3]	1.05	0.99	1.84	2.27	1.44	1.24	1.19
SMF[4]	1.45	1.73	2.14	1.72	1.60	0.96	1.35
EDR[5]	1.85	2.50	3.33	4.77	5.41	3.98	3.26
GGC[6]	0.64	1.35	2.04	2.82	4.08	3.74	1.94
OTXGM[7]	-	-	-	-	98.86	119.33	127.53
SILVER[8]	128.78	170.98	208.77	284.32	284.08	299.61	253.32

[1]	Alamos Gold Inc.
[2]	Gammon Gold Inc.
[3]	Wesdome Gold Mines Inc.
[4]	SEMAFO Inc.
[5]	Endeavour Silver Corporation
[6]	Genco Resources Ltd.
[7]	TSX Global Mining Index: Note that the TSX Global Mining Index was launched on June 12, 2007, therefore the closing price indicated for June 6/07 is the closing price on June 12/07.
[8]	Silver, London $ Fix US

THE DISSIDENT HAS NO NEW STRATEGY

Your Board and management team believes that the Dissident provides no new strategy or vision for Genco other than the strategy already being implemented by your current Board and management. He seems more focused on short term production than on development of the full potential of Genco's ore producing assets. If the Dissident has any constructive input to provide, he failed to outline it in his Dissident circular.

James Anderson – Who is he really?

In the Dissident circular, the Dissident poses the question "Who is Anderson"? In response, shareholders should know that the Dissident is a former Board member of Genco who:

  until 2004, made his living as a commercial litigator, specializing in collections, in the United States;

  was formerly appointed to the Board, not based on merit or experience, but solely in recognition of his shareholding position. He had no prior relevant experience in leading a mining venture or guiding a Canadian public company;

  acknowledged in an email to the Company's President, Greg Liller, on May 1, 2008, that "he valued [Mr. Liller's] mining experience and that his knowledge of mining 'does not compare' with that of Mr. Liller, yet, today, asserts that Genco's purported problems are, in part, rooted in poor mine management";

PROTECT YOUR INVESTMENT
Vote ONLY the WHITE proxy, disregard any materials received from the Dissident
Call Kingsdale Shareholder Services for the true story at 1-866-581-1024 voted in favour of nominating the management slate of directors on May 2, 2008 but has now flip-flopped, opposing their election;

  voted in favour of acquiring control of Chief Consolidated Mining Corporation ("Chief") but has now flip-flopped opposing that transaction;

  led negotiations with respect to the proposed transaction with Andover Ventures Inc. ("Andover") respecting Chief but now criticizes that transaction;

  characterizes certain members of the Board as being under the domination of Gardner, Blankstein and Smith, and yet supports their re-election ;

  utilizes misleading charts and statistics to suggest that the current Board is mismanaging Genco;

  recognizes that Genco possesses a world class silver deposit without crediting the incumbent Board and current management for acquiring and enhancing the asset; and

  claims in his letter to Shareholders that he is utilizing his own funds to finance his attempt to restructure the Board, while neglecting to point out that he reserves the right in the Dissident circular to seek reimbursement from the Company, if successful.

More tellingly, the Dissident breached his duty of confidentially during his brief tenure as a Board member by disclosing confidential information relating to internal Board proceedings through dissemination of a mass email to select third parties including: (1) a competing silver producing company; (2) certain shareholders, exclusive of others; and (3) a newsletter writer, and that newsletter subsequently altered its recommendation relating to the purchase of shares of Genco. While the Dissident claims the email was sent in error, it was specifically addressed to both Board members and an extended list of recipients, including those outlined above.

SETTING THE RECORD STRAIGHT

The Board feels obligated to specifically respond to some of the numerous misleading and erroneous statements contained in the Dissident's Circular, though time and the format of this communication do not allow for a full response. Regardless, the Board wishes to set the record straight as follows:

  Despite the Dissident's professed outrage over the executive compensation of Gardner and Blankstein, the consulting agreements are normal, in accord with market-standard consulting agreements for directors and officers which serve in public companies, and in line with Genco's compensation policy. For the years prior to 2006, Gardner and Blankstein were significantly underpaid as the Company's liquidity and cash flow could not support market compensation. Over the last five years, Gardner and Blankstein have each received compensation comprised of salary and bonus on average totalling approximately $198,000 per annum.

  The Dissident alleges the consulting agreements with Gardner and Blankstein were 'back-dated' despite the fact it was always intended the agreements be made effective as of Q4 of fiscal 2006 and each draft of the agreements, a number of which were reviewed by, and revised at the request of, the Dissident, were clearly marked as being made and entered into effective as of October 1, 2006. These agreements had been provided and were reviewed by the Toronto Stock Exchange.

  The Dissident circular focuses on short-term production statistics. However, as the Dissident is aware, Genco's focus is on the long-term objective of defining a world-class silver deposit, based on aggressive drilling and exploration, through expanding the size of the proven deposit at La Guitarra. As mentioned above, we have successfully increased the proven and probable silver resource by 320% and the measured and indicated resource by 400% from when we first acquired the mine.

  The Dissident misstates the net purchases and sales of shares by Smith, Blankstein and Gardner by only including market transactions and excluding warrant and option exercises (which, individually, helped finance Genco operations). The actual net purchases (sales) for Smith, Blankstein and Gardner for the period January 2006 to May 2008, the same period referred to in the Dissident circular are 18,504, 10,950 and (22,456), respectively. These figures differ greatly from the misleading numbers provided by the Dissident and do not support the negative connotation that the Dissident was asking you to draw.

PROTECT YOUR INVESTMENT
Vote ONLY the WHITE proxy, disregard any materials received from the Dissident
Call Kingsdale Shareholder Services for the true story at 1-866-581-1024

  In his attempt to discredit your Board, the Dissident personally attacks Gardner and Blankstein. Messrs. Gardner and Blankstein, not only brought La Guitarra to Genco, but have worked tirelessly towards building the project into a world-class mine. The Dissident also characterizes the former Attorney General of British Columbia, Mr. Smith, as Messrs. Gardner's and Blankstein's functionary, and attempts to smear him by association. Mr. Smith's experience and reputation belie this inference.

  The Dissident's reference to related party transactions is not only inaccurate but fails to mention that the Dissident both negotiated and approved the Andover transaction while he was the chairman of the Independent Committee of Genco's Board that was formed to evaluate and execute the transaction.

  As disclosed in our Management Information Circular dated May 27, 2008, each of the Audit, Corporate Governance and Compensation Committees of the Board are comprised solely of independent directors. Consistent with the pattern of misinformation contained in the Dissident circular, the Dissident wrongly mischaracterizes the composition of these committees.

  The Dissident claims his proposed replacements will bring expertise and effective leadership to Genco but provides no evidence of their experience. Yet, Messrs. Blankstein, Gardner and Smith bring valuable mining and public company experience to Genco. We would ask the Dissident and his nominees the following questions:

  Have you ever developed a mining company from the ground up as has been done by the current Genco Board and management?

  Have you ever had success in raising the considerable sums necessary to put a mineral resource company into production, as the Genco Board and management are doing?

  Do you have any experience in leading a Canadian based publicly-traded mining company, or any publicly traded mining company, for that matter?

  What are your real intentions for Genco if you acquire control of its Board?

CONCLUSION

It is vital for you to fully understand what may happen to your investment if the Dissident seizes control of Genco and your Board. For this reason, you are urged to carefully read our information circular and vote in support of the incumbent Board. Voting is a very quick and easy process that empowers you to state your position and protect your investment in Genco. Discard any replies you may have received by the Dissident.

Sincerely,

(signed) "Robert Gardner"
Robert Gardner, Q.C.
Chairman of the Board of Directors

PROTECT YOUR INVESTMENT
Vote ONLY the WHITE proxy, disregard any materials received from the Dissident
Call Kingsdale Shareholder Services for the true story at 1-866-581-1024

DON'T PUT YOUR INVESTMENT AT RISK
CAST YOUR WHITE PROXY TODAY

YOUR VOTE IS IMPORTANT! No matter how many or how few shares you own.

Enclosed you will find a WHITE proxy form with which to vote. If you have already voted using the dissident proxy you have every right to change your vote by simply executing the attached WHITE proxy. It is only your latest dated proxy that will be counted.

The Board recommends that you discard any materials received by the Dissident.

You only need to submit the WHITE proxy which accompanies this material. The WHITE proxy must be signed, dated and returned using any of the methods described on the WHITE form of proxy. We recommend voting by internet, telephone or facsimile as the preferred method.

What is my deadline to vote?

Your WHITE proxy must be voted by any one of the methods described on the form no later than 11:00 a.m. (Vancouver time) on Tuesday, June 24, 2008. The time limit for the deposit of proxies may be waived by the Board at its discretion without notice. Whether you hold your shares directly or through a broker, it is particularly important that you return, as soon as possible, the executed WHITE proxy voted as recommended by your Board to ensure your vote is counted.

If you have any questions about the information contained in this document or require assistance in completing your WHITE form, please contact Genco's proxy solicitation agent at:

North American Toll Free Number: 1-866-581-1024
Facsimile No: 1-866-545-5580

Please visit our website for regular updates at www.genco.com

PROTECT YOUR INVESTMENT
Vote ONLY the WHITE proxy, disregard any materials received from the Dissident
Call Kingsdale Shareholder Services for the true story at 1-866-581-1024